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                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE


Contact:    MacKenzie Partners, Inc.
            Edith A. Lohman
            (212) 675-0524



     IGC Acquisition Corp. Extends Expiration Date in Tender Offer for Intek
                               Global Corporation


      NEW YORK, NEW YORK, August 2, 1999 - IGC Acquisition Corp., a wholly-owned subsidiary of Security Services plc, announced today that it has extended the expiration date for its tender offer for the outstanding common stock of Intek Global Corporation (NASDAQ: IGLC) from midnight on August 3, 1999 to noon, New York City time, on August 16, 1999. The price being offered in the tender offer is $3.0125 per share, net to the seller in cash, without interest thereon and less any required transfer and withholding taxes. IGC Acquisition Corp. is distributing today a supplement to its June 16, 1999 Offer to Purchase. The supplement reflects certain previously amended terms of the tender offer and contains certain additional information relating to the tender offer.

      IGC Acquisition Corp. has been advised by the depositary for the tender offer that, as of 5:00 p.m., New York City time, on July 30, 1999, 12,046,116 shares of Intek Global Corporation common stock (representing 73.6% of the 16,373,996 outstanding shares of Intek Global Corporation not owned by affiliates of IGC Acquisition) had been validly tendered and not withdrawn pursuant to the tender offer.

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